650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 13, 2009

VIA EDGAR AND FACSIMILE

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Filed November 24, 2008
Form 8-K
Filed on January 21, 2009
Commission File Number 000-21272

Dear Mr. Wilson:

On behalf of Sanmina-SCI Corporation (the “Company”), I refer to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 1, 2009 relating to the above-referenced annual report on Form 10-K and current report on Form 8-K (the “Letter”) and my telephone conversation with the Staff on May 7, 2009.  The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter.  The Company intends to submit a response to the Letter on or before June 12, 2009.

Please direct any questions or comments regarding this letter to the undersigned at (650) 493-9300 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Layman

Jon Layman

cc:	Michael Tyler
Executive Vice President, General Counsel and Corporate Secretary

Christopher K. Sadeghian
Vice President, Corporate Securities and Assistant General Counsel
Sanmina-SCI Corporation

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